UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ____________

Commission file number 1-4422

A.	Full title of the plan and address of the plan, if different from that of issuer named below:

ROLLINS, INC.

ROLLINS 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

ROLLINS, INC.

2170 PIEDMONT ROAD, N.E.

ATLANTA, GA 30324

Rollins 401(k) Savings Plan

Financial Statements

December 31, 2018 and 2017

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of the

Rollins 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Rollins 401(k) Savings Plan (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Windham Brannon, P.C.

We have served as the Plan’s auditor since 2007.

Atlanta, Georgia

June 25, 2019

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Rollins 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2018 and 2017

	2018	2017
ASSETS
CASH:
INVESTMENTS:	$852	$0
Investments at fair value (Note 3)	594,753,164	577,180,735
Investment at contract value (Note 4)	96,699,544	88,383,675
Total Investments	691,452,708	665,564,410
RECEIVABLES:
Employer contributions	4,886,485	2,523,199
Employee contributions	89,839	0
Transfer-in receivable	0	10,957,714
Notes receivable from participants	16,323,105	14,787,972
Total Receivables	21,299,429	28,268,885

NET ASSETS AVAILABLE FOR BENEFITS	$712,752,989	$693,833,295

The accompanying notes are an integral part of these financial statements.

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Rollins 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2018

ADDITIONS
Additions to net assets attributed to:
Investment Income:
Net appreciation in investments	$30,303,031

Interest income on notes receivable from participants	902,250
Contributions:
Employer (Note 1)	19,449,982
Participants	31,923,268
Rollovers	2,418,406
53,791,656
Total Additions	84,996,937

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	71,760,545
Administrative expenses	420,571
Total Deductions	72,181,116
Net Increase	12,815,821

Net transfer of assets into the Plan (Note 1)	6,103,873

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	693,833,295
END OF YEAR	$712,752,989

The accompanying notes are an integral part of these financial statements.

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Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

1.	DESCRIPTION OF PLAN

The following brief description of the Rollins 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, as amended and restated, is a defined contribution plan covering all eligible employees of Rollins, Inc. (the “Company” or “Administrator”), and its subsidiaries that are eligible to participate in the Plan. The exceptions are for those who are members of a collective bargaining unit, or employees of PCO Services, Inc. (the Company’s Canadian subsidiary), Western Industries-North, LLC, Western Industries-South, LLC (with the exception of the Western Sales Employees, Supervisors and Managers as amended with the Plan Restatement) and Waltham Services, LLC union employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan administrator has the discretion to provide transfers to and from defined contribution plans maintained by related companies. This provision is intended primarily to facilitate periodic transfers to and from the Western Industries Retirement Savings Plan (“Western Plan”) and Waltham Services, LLC Tax-Favored Employees’ Savings Plan (“Waltham Plan”), without requiring participant elections, but may also apply to other 401(k) plans acquired in other acquisitions.

The Plan has designated the Plan investment fund invested primarily in Rollins, Inc. common stock as an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the “Code”). The Administrative Committee may allow participants to elect to receive dividends on Rollins, Inc. common stock in cash as taxable compensation or to have such dividends paid to the Plan and reinvested in Rollins, Inc. common stock with taxes deferred. Participants may exercise voting, tendering and similar rights with respect to shares of Rollins, Inc. common stock held in their accounts under the Plan agreement.

Eligibility

Employees are eligible to participate in the Plan on the first day of the quarter on or following the completion of three months of service for fulltime employees and following one year of service and 1,000 hours for non-fulltime employees, as defined in the Plan.

The Company may establish different eligibility requirements and enrollment procedures with respect to employees who are employed as a result of a corporate transaction.

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Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Contributions

Eligible employees are automatically enrolled in the Plan, and pre-tax contributions are withheld at 3% of eligible compensation unless the employee elects differently. Effective January 1, 2018 eligible employees were given the opportunity to elect Roth contributions. Participants may contribute from 1% to 75% of their compensation to the Plan via payroll deductions, except for highly compensated employees who may contribute from 1% to 7% of their compensation. This limit was changed to 8% effective August 1, 2017, then changed to 8.5% effective January 1, 2018. Contributions by participants are not to exceed the annual maximum limitations of the Code, which for 2018 was $18,500. Participants age 50 or older may also make additional “catch-up” contributions limited to $6,000 in 2018. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollovers).

Effective January 1, 2018, the Company matches contributions dollar for dollar on the first 3% and 50 cents for every dollar on the next 3% a participant contributes of eligible compensation (6% maximum). The Company matching contributions are made at the end of each calendar quarter. In order to receive the Company match, the participant must be actively employed on the last day of the calendar quarter. For the year ended December 31, 2018, the Company contributed approximately $19.5 million in matching contributions, net of forfeitures.

Effective December 31, 2017, another defined contribution plan sponsored by the Company, Northwest Exterminating Co, Inc. 401(k) Profit Sharing Plan merged its participant accounts into the Plan and its participants joined the Plan; however, the account balances including contributions and notes receivables of $10,957,714 attributable to these participants were transferred to the Plan in January 2018. In 2018 two defined contribution plans sponsored by the Company, Okolona Pest Control, Inc. Employees Savings Plan and Banks Pest Control, Inc. Profit Sharing Plan, merged their participant accounts into the Plan and their participants joined the Plan. Okolona Pest Control, Inc. transferred $5,019,103 and Banks Pest Control, Inc. transferred $319,132 into the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, the Company’s contributions and earnings on the investments in their account and is charged with specific transaction fees. Participants direct the investment of their contributions and the Company’s contribution into various investment options offered by the Plan. The Plan currently offers a synthetic guaranteed investment contract (GIC), fifteen mutual funds, and the Company’s common stock as investment options for participants. Participants may change their investment options on a daily basis. The default investment fund is selected by the Administrator. The Administrator has elected GoalMaker (an asset allocation model based on the participant’s expected retirement date which includes various fund options offered by the Plan) as the default investment option. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Approximately 18% of participants are no longer employees of the Company.

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Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Notes Receivable from Participants

The Plan provides for loans to participants up to the lesser of 50% of the individual participant’s vested account balance of employee contributions plus actual earnings thereon or $50,000. Principal and interest are paid ratably through payroll deductions. A participant’s loan payments of principal and interest are allocated to their account and invested according to their current investment elections. Loan terms range from 1 to 5 years. Participant loans are secured by the balance in the participant’s account and bear interest at a rate equal to prime plus 2%. Interest rates are updated quarterly. The update takes place on the last business day of the calendar quarter effective for loans made on or after the first business day of the subsequent quarter. Interest rates on outstanding loans as of December 31, 2018 ranged from 4.25% to 10.25%. Participants may only have one loan outstanding at a time.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Participants who previously participated in predecessor plans may be subject to different vesting schedules. Effective January 1, 2016, active participants vest in Company matching contributions plus actual earnings thereon based on the following schedule:

Vested Percentage
Years of service:
Less than one	0%
One, but less than two	20%
Two, but less than three	40%
Three, but less than four	60%
Four, but less than five	80%
Five or more	100%
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Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

If a participant terminated employment before January 1, 2016, they vested in Company matching contributions plus actual earnings based on the prior six year graded schedule.

Forfeitures

Forfeited non-vested accounts are used to reduce employer contributions. Total forfeitures used to reduce employer contributions were $665,934 in 2018. Forfeited non-vested accounts were $396,693 and $182,762 at December 31, 2018 and 2017, respectively.

Payment of Benefits

Upon retirement, death, total and permanent disability, or termination for any reason, the participant or their beneficiary may receive the total value of their vested account in either a lump sum distribution, a rollover of assets into another qualified plan, or in systematic distributions.

A participant may also elect to withdraw all or a portion of his or her account at any time through hardship provisions as defined by the Code and subject to approval by the Company. After a hardship withdrawal, a participant may not make any contributions into their account for a period of six months.

The Plan provides that if an employee terminates employment and their vested account balance in the Plan is more than $1,000 but not more than $5,000, and they do not elect either to receive or roll over a single lump-sum payment, their account will be rolled over into an Individual Retirement Account (“IRA”).

Effective January 1, 2016 participants who are active employees may withdraw all or a part of their accounts, including the Company matching contributions, upon reaching age 59 1/2 or upon becoming disabled.

Participant Transaction Charges

All loan fees, investment transaction fees, and recordkeeping fees are paid by participants through a per-participant charge. Fees not covered by the per-participant charge are paid with some of the revenue-sharing amounts, with the excess amounts returned to the Plan, which are then allocated to the participant accounts in accordance with ERISA. Loan fees are charged directly to the participant requesting the loan. Transaction and recordkeeping fees are included in the administrative expenses. The Company paid all other administrative expenses of the Plan during 2018.

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Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Investments held by a defined contribution plan are required to be reported at fair value, except for the fully benefit-responsive investment contract. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to the fully benefit-responsive investment contract because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes in those assets and liabilities, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value (except for the fully benefit-responsive investment contract, which is reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians, and insurance company. See Note 3 for discussion of fair value measurements.

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Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are carried at their unpaid principal balance. Interest income is recognized when received, primarily per pay period. As delinquent participant notes receivable that are 90 days past the due date are recorded as distributions based on the terms of the Plan agreement, no allowance for credit losses has been recorded as of December 31, 2018 or 2017.

Payment of Benefits

Benefit payments are recorded when paid.

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under Topic 820 are described as follows:

Level 1	Quoted prices in active markets that the Plan has ability to access for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities
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Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

The following describes the valuation methodologies used for assets measured at fair value:

Mutual funds and common stock – These investments consist of various publicly-traded mutual funds and the Company’s common stock and are categorized as Level 1. The fair values are based on quoted market prices for the identical securities.

Fair value information for investments that are measured on a recurring basis was as follows at December 31, 2018 and 2017:

	Fair Value Measurements at December 31, 2018
	Level 1	Level 2	Level 3	Total

Mutual Funds	$299,330,472	$—	$—	$299,330,472
Rollins, Inc. Common Stock	295,422,692	—	—	295,422,692

Total investments, at fair value	$594,753,164	$—	$—	$594,753,164

	Fair Value Measurements at December 31, 2017
	Level 1	Level 2	Level 3	Total

Mutual Funds	$303,487,685	$—	$—	$303,487,685
Rollins, Inc. Common Stock	273,693,050	—	—	273,693,050

Total investments, at fair value	$577,180,735	$—	$—	$577,180,735

4.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT

The Plan holds a portfolio of investment contracts that comprises a synthetic guaranteed investment contract. This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan.

Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.

The synthetic GIC is a wrap contract paired with underlying investments which are owned by the Plan. The underlying investments consist of high-quality, intermediate fixed income securities. The trust’s crediting interest rate on the synthetic GIC is determined using an explicit formula specified in the interest schedule within the synthetic GIC contract. The rate is reset every six months.

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Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

5.	INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service dated February 17, 2016, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and has no income subject to unrelated business income tax. Therefore, the Plan Administrator believes that the Plan, as amended, is qualified and the related trust is tax exempt. The Plan’s income tax returns for the past three years are subject to examination by taxing authorities and may change upon examination.

6.	TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 2018 the Plan held approximately 8.2 million shares of Rollins, Inc. common stock; whereas at December 31, 2017 the Plan held approximately 8.8 million shares of Rollins, Inc. common stock. The numbers of shares held in Rollins, Inc. common stock at December 31, 2017 have been restated for the three-for-two stock split effective December 10, 2018. The fair value of the Plan’s investment in Rollins, Inc. common stock at December 31, 2018 and 2017 was approximately $295.4 million and $273.7 million, respectively. During 2018, the Plan received approximately $3.9 million in dividends on Rollins, Inc. common stock, which was used to purchase additional shares of that stock.

At December 31, 2018 and 2017, the Plan investments include a synthetic GIC that is managed directly by Prudential Retirement Insurance and Annuity Company. Prudential Retirement Insurance and Annuity Company is a service provider for the Plan; therefore, transactions in this security qualify as party-in-interest transactions.

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Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2018 and 2017:

	2018	2017
Total net assets available for benefits per the financial statements	$712,752,989	$693,833,295
Less: current year employer and employee receivables	(4,976,324)	(2,523,199)
Less: current year transfer-in receivables	0	(10,957,714)
Total net assets available for benefits per the Form 5500	$707,776,665	$680,352,382

The following is a reconciliation of the total increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2018:

2018
Increase in net assets available for benefits per the financial statements	$12,815,821
Less: current year employer and employee receivables	(4,976,324)
Add: prior year employer and employee receivables	2,523,199
Increase in net assets available for benefits per the Form 5500	$10,362,696

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Supplemental Information

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ROLLINS 401(k) SAVINGS PLAN

EIN: 51-0068479       Plan No: 002

FORM 5500, SCHEDULE H, Part IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Current Value

	Investments at Fair Value:
	Metropolitan West Funds	Metropolitan West Total Return Inst Fund	$35,096,728
	Victory Funds	Victory Small Company Opp Funds	2,939,970
	Victory Funds	Victory SYCA Estb Val	19,957,460
	Vanguard Funds	Vanguard Windsor II Adm Fund	41,383,580
	Vanguard Funds	Vanguard Tru 500 Admiral	11,348,925
	Vanguard Funds	Vanguard Total Bond Index	1,587,052
	Vanguard Funds	Vanguard Total STK Admiral	998,828
	Vanguard Funds	Vanguard Small Cap Index Admiral	1,786,104
	Vanguard Funds	Vanguard Mid Cap Index FD	1,775,934
	T. Rowe Price Funds	T Rowe Price New Horizons Fund	26,741,386
	Hartford	Hartford Midcap Fund	4,392,005
	American Funds	Capital World G/I R4	9,497,598
	American Funds	American Europacific Growth R4 Fund	43,936,477
	Oakmark Funds	Oakmark Equity & Income Fund	32,824,911
	Franklin Funds	Franklin Growth Adv	65,063,514
*	Rollins, Inc	Common Stock	295,422,692
	Investment at Contract Value:		594,753,164
*	Prudential	Prudential Guaranteed Fund-Rollins, Inc	96,699,544
	Prudential Core Conservative Bond Fund
	Cash		852

*	Participant Loans	Interest rates ranging from 4.25 to 10.25%	16,323,105

		Assets held at end of year	$707,776,665
*	Indicates a party-in-interest to the Plan.
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SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROLLINS 401(k) Savings Plan

(Registrant)

Date: June 25, 2019	By:	/s/ James C. Benton Jr
James C. Benton Jr
Managing Director Compensation and Benefits
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INDEX OF EXHIBITS

Exhibit Number

(23.1)	Consent of Windham Brannon, P.C., Independent Registered Public Accounting Firm.
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